[redacted]

SE 08026034 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 28 2008
Washington DC
111

SEC FILE NUMBER
8- 39547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multi-Bank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24280 Woodward
(No. and Street)

Pleasant Ridge (City) Michigan (State) 48069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffery Maccagnone (248) 291-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) MI (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffery T. Maccagnone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multi-Bank Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer

Title

Notary Public

STEPHANIE M. WOOD
Notary Public, Wayne County, MI
My Commission Expires 04/09/2008
Acting in Oakland County, MI

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULTI-BANK SECURITIES, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31,2007

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

MULTI-BANK SECURITIES, INC.

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

We have audited the accompanying balance sheets of Multi-Bank Securities, Inc. as of December 31, 2007 and 2006 and the related statements of stockholder's equity, changes in subordinated debt, income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multi-Bank Securities, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 11 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 20, 2008

MULTI-BANK SECURITIES, INC.
BALANCE SHEETS
December 31, 2007 And 2006

ASSETS

	2007	2006
Cash	$ 696,733	$ 657,476
Accounts receivable:		
Brokers, dealers and clearing organization	3,190,471	1,136,869
Deposit - clearing organization	1,000,000	1,000,000
Other	414,021	160,792
Securities owned, at market	6,951,625	7,112,030
Prepaid expenses	75,396	80,409
Amount due from Parent Company (Note 4)	-	2,798,056
	$12,328,246	$12,945,632

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Accounts payable:		
Commissions due sales representatives	$ 1,405,351	$ 688,967
Taxes withheld from employees and sales representatives	-	9,962
Other	73,761	73,798
Amount due to Parent Company (Note 4)	2,684,495	-
Securities sold, not yet purchased, at market	1,187,207	484,455
Accrued interest – subordinated debt (Note 5)	-	615,066
Accrued expenses	1,084,467	727,969
Federal income tax payable	145,000	-
Single Business tax payable	10,000	15,000
Total current liabilities	6,590,281	2,615,217
Subordinated debt (Note 5)	-	4,950,000
Total liabilities	6,590,281	7,565,217
Stockholder's equity:		
Common stock, par value $1.00 per share; 50,000 shares authorized; 16,000 shares issued	16,000	16,000
Capital in excess of par value	733,000	733,000
Retained earnings	4,988,965	4,631,415
Total stockholder's equity	5,737,965	5,380,415
	$12,328,246	$12,945,632

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2007 And 2006

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2005	$ 16,000	$ 733,000	$ 4,406,225	$ 5,155,225
Net income for the year ended December 31, 2006	-	-	225,190	225,190
Balance, December 31, 2006	16,000	733,000	4,631,415	5,380,415
Net income for the year ended December 31, 2007	-	-	357,550	357,550
Balance, December 31, 2007	$ 16,000	$ 733,000	$ 4,988,965	$ 5,737,965

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED DEBT
For The Years Ended December 31, 2007 And 2006

	2007	2006
Balance, at beginning of year (Note 5)	$ 4,950,000	$ 4,950,000
Changes in Subordinated Debt	(4,950,000)	-
Balance, at end of year	$ -	$ 4,950,000

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF INCOME
For The Years Ended December 31, 2007 And 2006

	2007	2006
Revenues:		
Principal transactions	$12,477,957	$11,341,470
Commissions and fees	1,064,944	882,757
Interest	634,885	645,894
Total revenues	14,177,786	12,870,121
Interest expense	174,978	479,383
Net revenues	14,002,808	12,390,738
Commissions and clearing fees:		
Commissions paid officers and sales representatives	5,104,214	4,480,502
Trading, clearing, and CUSIP fees	1,418,584	1,478,528
Total commissions and clearing fees	6,522,798	5,959,030
Gross profit from operations	7,480,010	6,431,708
Other expenses:		
Selling, general and administrative expenses	6,862,460	5,656,978
Interest expense - subordinated debt (Note 5)	-	354,540
Total other expenses	6,862,460	6,011,518
Income before provision for taxes	617,550	420,190
Provision for taxes (Note 2):		
Federal income tax	200,000	130,000
MI Single Business tax	60,000	65,000
Total provision for taxes	260,000	195,000
Net income	$ 357,550	$ 225,190

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2007 And 2006

	2007	2006
Increase (decrease) in cash:		
Cash flows from operating activities:		
Principal transactions – net	$11,382,411	$ 9,988,893
Commissions and fees received	1,062,310	886,303
Interest received	604,317	610,309
Commissions paid officers and sales representatives	(4,387,830)	(4,421,573)
Trading and clearing charges	(1,391,202)	(1,460,343)
Interest paid	(593,513)	(399,678)
Selling, general and administrative expenses	(6,499,966)	(5,808,239)
Federal taxes refunded (paid) – net	(55,000)	705,000
Single Business taxes paid	(65,000)	(80,000)
Net cash provided by operating activities	56,527	20,672
Cash flows from investing activities:		
Advances to (from) Parent Company, net	243,941	(345,022)
Advances to employee, net	(54,800)	(60,000)
Advances to officer, net	(206,411)	(44,772)
Net cash used by investing activities	(17,270)	(449,794)
Increase (decrease) in cash	39,257	(429,122)
Cash, at beginning of year	657,476	1,086,598
Cash, at end of year	$ 696,733	$ 657,476

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2007 And 2006
(Continued)

	2007	2006
Reconciliation of net income to net cash provided (used) by operating activities:		
Net income	$ 357,550	$ 225,190
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Accounts receivable:		
Brokers, dealers and clearing organization	(2,053,602)	1,581,158
Other	7,982	21,882
Securities owned	160,405	(3,350,589)
Refundable Federal Income Taxes	-	835,000
Prepaid expenses	5,013	(48,019)
Increase (decrease) in:		
Accounts payable:		
Commissions payable	716,384	58,929
Payroll taxes withheld	(9,962)	(1,362)
Accounts payable – other	(37)	(38,946)
Securities sold, not yet purchased	702,752	484,455
Accrued expenses	30,042	267,974
Federal income tax payable	145,000	-
MI Single Business tax payable	(5,000)	(15,000)
Total adjustments	(301,023)	(204,518)
Net cash provided by operating activities	$ 56,527	$ 20,672

See accompanying notes.

Note 1 - ORGANIZATION

Multi-Bank Securities, Inc., a securities broker-dealer, is a wholly owned subsidiary of Multi-Bank Services, Ltd. See Note 4 for transactions with Parent Company.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and related commission income and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes

The Company files a consolidated federal income tax return with its Parent Company. The provision for Federal income tax for the years ended December 31, 2007 and 2006 are based on a separate return filing.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2007, the Company's net capital was $4,819,854 and its required net capital was $709,445. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 2.21 to 1.

Note 4 - TRANSACTIONS WITH PARENT COMPANY

The Parent Company, Multi-Bank Services Ltd., provides various administrative services to the Company, including furniture and fixtures. For the years ended December 31, 2007 and 2006, administrative expenses charged to the Company amounted to $300,000 each year and are included in Selling, General and Administrative Expenses in the attached Statement of Income.

The Company also leases its operating facilities in Pleasant Ridge, Michigan from its Parent Company, see Note 7.

Multi-Bank Securities factors their financial institutions accounts receivable with its Parent Company at 100% of their face value.

In addition, at various times, each Company makes advances to each other. The net of all inter-company activity resulted in a payable to the Parent Company in the amount of $2,684,495 at December 31, 2007 and a receivable in the amount of $2,798,056 at December 31, 2006.

The net payable to the Parent Company at December 31, 2007, includes the Parent Company's assumption of the Companys debt to its former Clearing Broker in the amount of $4,950,000 plus accrued interest of $288,610, see Note 5.

Note 5 - SUBORDINATED DEBT

The subordinated debt outstanding at December 31, 2006, due a former Clearing Broker, in the amount of $4,950,000 matured on May 1, 2007, and was assumed by the Parent Company along with accrued interest in the amount of $288,610, see Note 4. Due to the fact that the Parent Company is in the process of negotiating a settlement of this obligation with the former Clearing Broker, the Company has considered the $5,238,610 debt as a contingent liability in its computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission.

Note 6 - EMPLOYEES BENEFIT PLAN

The Company maintains a defined contribution benefit plan 401(k) to cover all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company at its discretion may make a matching contribution, which percentage will be determined each year by the Company. For the years ended December 31, 2007 and 2006 the Company elected not to make a matching contribution.

Note 7 - OPERATING LEASE COMMITMENTS

The Company leases its operating facilities in Pleasant Ridge, Michigan from its Parent Company on a year to year basis at $15,000 per month.

The Company also leases its operating facilities in Ft. Lauderdale, Florida. The minimum lease payments on this lease outstanding at December 31, 2007 is summarized as follows:

Years Ended December 31,	Amount
2008	$37,000
2009	39,000
2010	40,500
2011	42,500
2012	45,000

The lease agreement includes an escalation clause that increases the minimum rental payment for increased lessor taxes and operating expenses.

In addition, the Company leases other office facilities on a month-to-month basis.

For the years ended December 31, 2007 and 2006, the total lease expense pursuant to the above operating leases amounted to $269,083 and $267,710, respectively, and is included in Selling, General and Administrative Expenses in the attached Statement of Income.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative charges paid to the Parent Company, see Note 4.

SUPPORTING SCHEDULES

MULTI-BANK SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

1.	Total ownership equity	$5,737,965
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	5,737,965
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other deductions or allowable credits	-
5.	Total capital and allowable subordinated liabilities	5,737,965
6.	Deductions and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	489,417
	c. Capital charges for commodity futures	-
	d. Other deductions and/or charges	-
7.	Other additions and/or allowable charges	-
8.	Net capital before haircuts on securities positions	5,248,548
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]):	
	c. Trading and investment securities:	
	3. Debt securities	418,943
	4. Other securities	2,227
	d. Undue concentration	7,524
		428,694
10.	Net capital	4,819,854
13.	Net capital requirement	709,445
14.	Excess net capital	$4,110,409

MULTI-BANK SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness liabilities from balance sheet	$ 5,403,074
17.	Add:	
	c. Other unrecorded amounts: Contingent liability	5,238,610
19.	Total aggregate indebtedness	$10,641,684
20.	Percentage of aggregate indebtedness to net capital	221%

STATEMENT PURSUANT TO PARAGRAPH (d) (4)OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Multi-Bank Securities, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

MULTI-BANK SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2007

Multi-Bank Securities, Inc., is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3 (k)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer...." .

MULTI-BANK SECURITIES, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

In planning and performing our audit of the financial statements of Multi-Bank Securities, Inc. for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management on February 20, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William H. Mindlott & Co. P.C.

February 20, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Partners of
BIDS Trading L.P.:

In planning and performing our audit of the financial statements of BIDS Trading L.P. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2008

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